Exhibit 12.1

NCR Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Earnings
Income before income taxes, non-controlling interest, discontinued operations	$137	$554	$698	$(164)	$285
Fixed charges	224	142	76	46	31
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(4)	(4)	(2)	—	(3)
Earnings	$357	$692	$772	$(118)	$313
Fixed Charges
Interest expense	$181	$103	$42	$13	$2
Portion of rental expense representative of the interest factor (1)	43	39	34	33	29
Fixed Charges	$224	$142	$76	$46	$31
Ratio of earnings to fixed charges *	1.59	4.87	10.16	N/A	10.10

*	For the year ended December 31, 2011, fixed charges exceeded earnings by $164 million, resulting in a ratio of less than one.

(1) Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.